Exhibit 4.2

AMENDMENT TO PROMISSORY NOTE

COMES NOW, Biovest International, Inc. (“Biovest”) and Accentia, Inc. (“Accentia”), for good and valuable consideration in hand received, hereby amend the Promissory Note issued by Accentia, Inc. to Biovest International, Inc. on June 16,2003 in the principal amount of $2,500,000 originally due on September 16,2003 (the “Promissory Note”) in the following respects effective September 16, 2003:

All principal and interest under the Promissory Note shall be due and payable as follows: $2,500,000 in principal and all accrued interest shall be due and payable on September 19, 2003; provided that in the event that by 5:00 P.M., New York Time on September 19, 2003 Accentia (1) obtains a written agreement (“Wharburton Agreement”) from Wharburton Property Corp., Bailey Financial Consulting, Inc. and John J. Bailey (collectively, the “Wharburton Parties”) providing for the Wharburton Parties’ agreement to forbear the commencement of any action, arbitration claim or other proceeding against Biovest, whether in law or at equity or otherwise, until October 20, 2003, (2) pays Biovest $600,000 (less any cash amounts (“Wharburton Amounts”) paid to the Wharburton Parties in connection with obtaining the Wharburton Agreement, the “Extension Amount”) in exchange for Biovest’s agreement to further extend the due date for payment of the Promissory Note, AND (3) pays Morrison Cohen Singer Weinstein, LLP (on Biovest’s behalf) for Biovest’s legal fees of up to $15,000 plus disbursements incurred by Biovest in connection with, among other things, the negotiation, preparation, execution and delivery of this Amendment, the Amendment to Escrow Agreement dated an even date herewith, and the Wharburton Agreement, then the due date for payment of the Promissory Note, as amended, shall be further extended to October 16, 2003.

In the event of any such further extension to October 16, 2003 of due date, then in connection with the timely payment in full of all amounts due under the Promissory Note (as amended hereby) Accentia shall be entitled to credit the Extension Amount and the Wharburton Amount towards Accentia’s payment obligations under the Promissory Note (as hereby amended). If Accentia failures so to pay any of the obligations under the Promissory Note (as hereby amended) when due, the Extension Amount and the Wharburton Amount (in each case, to the extent paid in any such extension) shall, in the reasonable discretion of Biovest, be applied pro rata to the purchase price for Biovest shares purchased by Accentia on or about June 16, 2003 or accepted as a fee to extend the maturity date of the Promissory Note; and under no circumstances shall Accentia be entitled to the return of the Extension Amount or any portion thereof or shall Biovest be obligated to reimburse or pay Accentia for any portion of the Wharburton Amount.

The remainder of the Promissory Note shall remain in full force and effect.

Accentia, Inc.
By: /s/ James A. McNulty
James A. McNulty
Chief Financial Officer

Biovest International, Inc.
By: /s/ James A. McNulty
James A. McNulty
Chief Financial Officer

CONSENT

COMES NOW, Christopher Kyriakides and expressly consents to the foregoing Amendment to Promissory Note. This CONSENT is issued in accordance with, and satisfaction of, the requirements of the Escrow Agreement dated June 16, 2003, between Biovest, Accentia and Escrow Agent.

By: /s/ Christopher Kyriakides
Christopher Kyriakides

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